Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545
Davina K. Kaile tel: +1.650.233.4564 dkaile@pillsburylaw.com

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December 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:  Patrick Fullem

 Asia Timmons-Pierce

 Jeff Gordon

 Andrew Blume

Re:	Interactive Strength, Inc.

Draft Registration Statement on Form S-1

Submitted November 2, 2022

CIK No. 0001785056

Ladies and Gentlemen:

On behalf of Interactive Strength Inc. (the “Registrant” or the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated November 30, 2022 (the “Comment Letter”), relating to the Registrant’s Confidential Draft of its Registration Statement on Form S-1, confidentially submitted on November 2, 2022 (the “Draft Registration Statement”).

The Registrant is concurrently confidentially submitting an amended Draft Registration Statement (the “Amended DRS”), which reflects changes made in response to certain of the comments contained in the Comment Letter. A copy of the Amended DRS marked to show all changes from the Draft Registration Statement is being provided supplementally with a copy of this letter for the convenience of the Staff.

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The responses below correspond to the numbering and headings of the paragraphs contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Registrant’s responses correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 submitted November 2, 2022

General

1.

We note your disclosure on page 62 regarding Russia’s invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

Response: The Registrant respectfully confirms that it has reviewed the disclosure regarding the impact of the Russian invasion of Ukraine and the Staff’s guidance issued in May 2022. The Registrant supplementally confirms that, to date, it has not experienced a material direct or indirect impact on its business, nor does it currently anticipate any such impact in the foreseeable future. However, the Registrant acknowledges that it is difficult to predict with any reasonable degree of certainty any future impact on its business given the ongoing and evolving nature of the crisis in Ukraine. Accordingly, disclosure has been added in “Risk Factors - Risks Related to Suppliers, Manufacturers, and Other Ecosystem Partners - Our ability to maintain a sufficient supply of components and raw materials for our products or to adequately control the costs thereof have been, and may be, negatively impacted by global supply chain constraints, which in turn may be impacted by geopolitical events or other factors beyond our control,” as well as a cross-reference under “Risk Factors – Risks Related to Regulatory Matters - Changes to U.S. or foreign trade policy, tariff, or similar regulations may have a material adverse effect on our business, financial condition, and results of operations” to further describe the potential impact to the Registrant’s business as a result of the Russian invasion of Ukraine, including with respect to supply chain issues.

2.

Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

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Response: The Registrant respectfully acknowledges the Staff’s comment and notes that, as of the date of this letter, it has not presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Registrant supplementally confirms that if any such materials are presented, it will provide supplemental copies of all such materials to the Staff for review.

Prospectus Summary, page 1

3.	We note you expect to launch coaching services in the fourth quarter of 2022. Please update the status of these services in future filings.

Response: The Registrant supplementally notes that it recently launched the coaching services (originally referred to in the Draft Registration Statement as “Asynchronous Coaching” and now defined as the “Custom Training offering”) referenced in the Draft Registration Statement and has updated the disclosure regarding the Custom Training offering throughout the Amended DRS, including under “Prospectus Summary – Who We Are” and “Business.”

Consumers are permanently shifting consumption of fitness to digital, page 4

4.	We note your disclosure that consumers are “permanently” shifting to consumption of fitness to digital. Please consider updating your disclosure to reflect any shifts in consumer consumption in 2022.

Response: The Registrant respectfully acknowledges the Staff’s comment and notes that it has deleted the term “permanently” with respect to the shift in consumption of fitness to digital throughout the Amended DRS, including under “Prospectus Summary – Compelling Industry and Market Trends -Consumers are shifting consumption of fitness to digital” and “Business - Compelling Industry and Market Trends - Consumers are shifting consumption of fitness to digital.” The Registrant respectfully submits that it is not currently aware of any updated third-party data regarding the shifts in consumer consumption of fitness services for 2022. The Registrant confirms that it will provide updated disclosure in the event it is able to obtain 2022 data with respect to the foregoing.

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Risk Factors, page 17

5.

Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Also, please describe whether increased borrowing costs have impacted your or your customers’ ability to make timely payments.

Response: In response to the Staff’s comment, disclosure has been added under “Risk Factors - Risks Related to Our Business and Industry - Our business, financial condition, and results of operations are subject to risks associated with rising interest rates, which could negatively impact our customers’ ability to finance their purchases of our products or to make timely payments and our ability to obtain additional financing” to expand the discussion regarding the impact of interest rate increases on the Registrant’s business, including with respect to borrowing costs and the ability of its customers to make timely payments. In addition, cross-references to such disclosure has been added elsewhere in the “Risk Factors” section, including under “Risk Factors – Risks Related to Our Business and Industry - We have a limited operating history; and our past financial results may not be a reliable indicator of our ability to successfully establish our product and service offerings in the marketplace, or of our future performance, and our revenue growth rate is likely to slow as our business matures,” “ - Our revenue could decline if members are no longer able to finance their purchases of our products due to changes in credit markets and decisions made by credit providers,” and “ - We are exposed to fluctuations in inflation, which could negatively affect our business, financial condition, and results of operations.” The Registrant supplementally confirms that, as disclosed in the Amended DRS, while it has not experienced a significant impact to date as a result of rising interest rates, it acknowledges that it cannot predict the ultimate impact on its business of any prolonged or continued interest rate increases.

We have limited operating experience at our current scale of operations..., page 27

6.	Please revise to quantify the headcount reduction so that investors have a better appreciation of this risk.

Response: In response to the Staff’s comment, disclosure has been added to the referenced risk factor under “Risks Related to Financial, Accounting, and Tax Matters - We may not be able to accurately predict our future capital needs, and we may not be able to obtain additional financing to fund our operations” to quantify the headcount reduction undertaken in July 2022 and December 2022.

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Increases in component and equipment costs, long lead times, supply shortages..., page 34

7.	We note that you rely on a sole supplier for some components or parts located in Taiwan. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

Response: In response to the Staff’s comment, disclosure has been revised under “Risk Factors - Risks Related to Suppliers, Manufacturers, and Other Ecosystem Partners - We depend on sole source and limited source suppliers for certain components and parts used in the manufacture of our products. If we are unable to source these components on a timely basis, we will not be able to deliver our products to our customers” and “ - Our manufacturing partners and our sole supplier in Taiwan which exposes us to various risks, including due to tensions between Taiwan and mainland China” to expand and clarify the risks associated with the reliance on limited suppliers and with the location of certain of our manufacturing partners and suppliers in Taiwan. The Registrant supplementally notes that, as disclosed in the Amended DRS, while it has not experienced any disruptions to date, it cannot provide assurance that it may not experience disruptions in the future as a result of such reliance or otherwise.

We are a party to many music license agreements that are..., page 38

8.

We note you are a party to many licensing agreements. For any material licensing agreements, provide a description of each agreement, as applicable, to disclose the material terms of such agreement including, the duration, termination, royalty term and any royalty term expiration provisions.

Response: The Registrant respectfully submits that while it is a party to music licensing agreements as part of the ordinary course of its business, it does not consider any of its existing licensing agreements to be material. In response to the Staff’s comment, disclosure has been added to provide a summary of the general commercial terms of such agreements, including typical duration, termination, royalty term, and royalty term expiration provisions.

We face risks related to recession, inflation, weak growth..., page 73

9.

We note your risk factor indicating that inflation could affect your prices and demand for your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Registrant respectfully submits that while it has observed general price increases in the cost of components and parts and in its manufacturing and logistical costs, due to its limited operating history, it has not observed any overall material impact on its operations as a result of recent

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inflationary pressures. Specifically, the Registrant notes that it historically has had limited production volumes, which can mitigate risks associated with inflation, and that it cannot predict the impact of any future or prolonged inflationary periods, including in the event the Registrant increases production volumes in future periods. In response to the Staff’s comment, additional risk factor disclosure has been added under “General Risk Factors - We are exposed to fluctuations in inflation, which could negatively affect our business, financial condition, and results of operations” to describe the foregoing and to note that while the Registrant has not taken any specific measures to mitigate inflationary pressures to date, it may in the future contemplate such measures, including price increases and other changes to its pricing model, and that the Registrant cannot predict the future impact of inflationary pressures on its business. The Registrant further confirms that it will update its disclosure in future filings to identify any actions taken or planned to mitigate inflationary pressures.

Market, Industry, and Other Data, page 82

10.

We note that the prospectus includes market, industry and other data based on information from several third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that it did not commission any of the industry or other data referenced in the prospectus. The Registrant further confirms that to the extent any such commissioned data is included in future filings, it will file the consents of the third-party providers as exhibits to the registration statement pursuant to Rule 436 of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 91

11.	Although you disclose on page 97 that your gross loss decreased by $4.5 million, it appears that it actually increased by $4.5 million. Please make the appropriate revisions to your disclosure.

Response: The Registrant respectfully acknowledges the Staff’s comment and the requested revisions have been made on page 105 of the Amended DRS to state that Registrant’s gross loss increased by $4.5 million.

12.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

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Response: The Registrant supplementally confirms that while it has experienced supply chain disruptions in the past, such disruptions were of limited duration and have not materially impacted the Registrant’s results of operations or liquidity or capital resources to date. However, the Registrant acknowledges that it historically has had limited production volumes, which can mitigate risks associated with supply chain disruptions, and that it cannot predict the impact of any future or prolonged supply chain disruptions in the event the Registrant increases production volumes in future periods. In response to the Staff’s comment, disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Our Performance” to note that while the Registrant has not experienced a material impact on its results of operations or liquidity or capital resources as a result of supply chain disruptions, it cannot predict the impact on its business of any future supply chain challenges. Disclosure has also been added to disclose potential future mitigation efforts and the potential risks which may result therefrom.

13.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response: The Registrant respectfully refers the Staff to its response to Comment #12 and notes that it has added additional disclosure regarding the potential impact to the Registrant’s business of possible mitigation measures it may consider in the future to address supply chain challenges.

Certain Relationships and Related Party Transactions, page 156

14.

Revise this section to provide all the information required by Item 404(a) of Regulation S-K. In particular, we note that Item 404(a)(1) requires that you name the related person and the basis on which they are related.

Response: The Registrant has further reviewed the disclosures under “Certain Relationships and Related Party Transactions” and has revised the disclosure to provide additional information pursuant to Item 404(a)(1) of Regulation S-K, including naming the related person and clarifying the basis on which they are related to the Registrant.

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Description of Capital Stock, page 163

15.	Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Response: The requested disclosure regarding the approximate number of holders of each class of the Registrant’s common equity as of the latest practicable date has been added under “Description of Capital Stock.”

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-4

16.

Please revise your presentation of net loss per share for the year ended December 31, 2020 to state that net loss per share was ($1.55). Your current presentation indicates you had net income per share of $1.55 for fiscal year 2020.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the presentation of net loss per share for the year ended December 31, 2020 to include the parenthesis to note the net loss per share.

Please contact the undersigned at (650) 233-4564 or dkaile@pillsburylaw.com with any questions regarding the responses to the Staff’s comments or the Amended DRS, or if you require any additional information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Trent Ward

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